UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Silver Dragon Resources, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

827692104
(CUSIP Number)

February 15, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)

☑	Rule 13d-1(c)

❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 827692104
1	Names of reporting persons Tonaquint, Inc. (87-0285597)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,957,591*
	6	Shared voting power
	7	Sole dispositive power 13,957,591*
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 13,957,591*
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) CO

* On the date of the event which requires filing of this Statement, reporting person Tonaquint, Inc. (“Tonaquint”) owned 50,000 shares of the Issuer’s common stock and had rights (i) to convert a Secured Convertible Promissory Note into shares of the Issuer’s common stock and (ii) to exercise a Warrant to Purchase Shares of Common Stock of the Issuer, both of which are described in Item 4 of this Statement.  Tonaquint is subject to a contractual 9.99% cap on the amount of outstanding shares of the Issuer’s common stock that it may own.  The number of shares of the Issuer’s common stock beneficially owned by Tonaquint is 13,957,591, which is 9.99% of the 139,715,629 shares of the Issuer’s common stock which would be outstanding after such exercise, based on the 125,808,036 shares of the Issuer’s common stock outstanding prior to such exercise, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note and Warrant Purchase Agreement dated February 15, 2011, between Tonaquint and the Issuer, which is Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 18, 2011.

SCHEDULE 13G

CUSIP No. 827692104
1	Names of reporting persons Utah Resources International, Inc. (87-0273519)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,957,591*
	6	Shared voting power
	7	Sole dispositive power 13,957,591*
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 13,957,591*
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) CO

* Reporting person Utah Resources International, Inc. is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint owned 50,000 shares of the Issuer’s common stock and had rights (i) to convert a Secured Convertible Promissory Note into shares of the Issuer’s common stock and (ii) to exercise a Warrant to Purchase Shares of Common Stock of the Issuer, both of which are described in Item 4 of this Statement.  Tonaquint is subject to a contractual 9.99% cap on the amount of outstanding shares of the Issuer’s common stock that it may own.  The number of shares of the Issuer’s common stock beneficially owned by Tonaquint is 13,957,591, which is 9.99% of the 139,715,629 shares of the Issuer’s common stock which would be outstanding after such exercise, based on the 125,808,036 shares of the Issuer’s common stock outstanding prior to such exercise, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note and Warrant Purchase Agreement dated February 15, 2011, between Tonaquint and the Issuer, which is Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 18, 2011.

SCHEDULE 13G

CUSIP No. 827692104
1	Names of reporting persons Inter-Mountain Capital I Corp. (36-4075407)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,957,591*
	6	Shared voting power
	7	Sole dispositive power 13,957,591*
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 13,957,591*
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) CO

* Reporting person Inter-Mountain Capital I Corp. is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint owned 50,000 shares of the Issuer’s common stock and had rights (i) to convert a Secured Convertible Promissory Note into shares of the Issuer’s common stock and (ii) to exercise a Warrant to Purchase Shares of Common Stock of the Issuer, both of which are described in Item 4 of this Statement.  Tonaquint is subject to a contractual 9.99% cap on the amount of outstanding shares of the Issuer’s common stock that it may own.  The number of shares of the Issuer’s common stock beneficially owned by Tonaquint is 13,957,591, which is 9.99% of the 139,715,629 shares of the Issuer’s common stock which would be outstanding after such exercise, based on the 125,808,036 shares of the Issuer’s common stock outstanding prior to such exercise, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note and Warrant Purchase Agreement dated February 15, 2011, between Tonaquint and the Issuer, which is Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 18, 2011.

SCHEDULE 13G

CUSIP No. 827692104
1	Names of reporting persons JFV Holdings, Inc. (36-4426825)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,957,591*
	6	Shared voting power
	7	Sole dispositive power 13,957,591*
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 13,957,591*
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) CO

* Reporting person JFV Holdings, Inc. is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint owned 50,000 shares of the Issuer’s common stock and had rights (i) to convert a Secured Convertible Promissory Note into shares of the Issuer’s common stock and (ii) to exercise a Warrant to Purchase Shares of Common Stock of the Issuer, both of which are described in Item 4 of this Statement.  Tonaquint is subject to a contractual 9.99% cap on the amount of outstanding shares of the Issuer’s common stock that it may own.  The number of shares of the Issuer’s common stock beneficially owned by Tonaquint is 13,957,591, which is 9.99% of the 139,715,629 shares of the Issuer’s common stock which would be outstanding after such exercise, based on the 125,808,036 shares of the Issuer’s common stock outstanding prior to such exercise, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note and Warrant Purchase Agreement dated February 15, 2011, between Tonaquint and the Issuer, which is Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 18, 2011.

SCHEDULE 13G

CUSIP No. 827692104
1	Names of reporting persons John M. Fife
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,957,591*
	6	Shared voting power
	7	Sole dispositive power 13,957,591*
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 13,957,591*
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) IN

* Reporting person John M. Fife is the sole shareholder of reporting person JFV Holdings, Inc., which is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint owned 50,000 shares of the Issuer’s common stock and had rights (i) to convert a Secured Convertible Promissory Note into shares of the Issuer’s common stock and (ii) to exercise a Warrant to Purchase Shares of Common Stock of the Issuer, both of which are described in Item 4 of this Statement.  Tonaquint is subject to a contractual 9.99% cap on the amount of outstanding shares of the Issuer’s common stock that it may own.  The number of shares of the Issuer’s common stock beneficially owned by Tonaquint is 13,957,591, which is 9.99% of the 139,715,629 shares of the Issuer’s common stock which would be outstanding after such exercise, based on the 125,808,036 shares of the Issuer’s common stock outstanding prior to such exercise, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note and Warrant Purchase Agreement dated February 15, 2011, between Tonaquint and the Issuer, which is Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 18, 2011.

ITEM 1	(a)	Name of Issuer: Silver Dragon Resources Inc.

(b)	Address of Issuer’s Principal Executive Offices: 5160 Yonge Street, Suite 803 Toronto, Ontario M2N 6L9 Canada

ITEM 2	(a)
Name of Person Filing:

This report is filed by Tonaquint, Inc., Utah Resources International, Inc., Inter-Mountain Capital I Corp., JFV Holdings, Inc., and John M. Fife with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer that are directly beneficially owned by Tonaquint, Inc. and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office, or, if None, Residence: The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200, Chicago, IL 60601.

(c)
Citizenship:

Tonaquint, Inc. is a Utah corporation.
Utah Resources International, Inc. is a Utah corporation.
Inter-Mountain Capital I Corp. is a Utah corporation.
JFV Holdings, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: 827692104

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.

❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

❑	d.	Investment company registered under Section 8 of the Investment Company Act.

❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

On January 19, 2011, reporting person Tonaquint, Inc. (“Tonaquint”) and the Issuer entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”).  Pursuant to the  Purchase Agreement, Tonaquint purchased from the Issuer a Secured Convertible Promissory Note (the “Convertible Note”), a Warrant to Purchase Shares of Common Stock (the “Warrant”), and 50,000 shares of the Issuer’s common stock.  The Issuer disclosed this transaction in its Current Report on Form 8-K filed on February 18, 2011, to which the Purchase Agreement, the Convertible Note, and the Warrant are attached as Exhibits 10.1, 4.1, and 4.2, respectively.

As consideration, Tonaquint paid the Issuer $500,000 in cash and issued to the Issuer ten Secured Buyer Notes, each in the principal amount of $200,000.  The $2,766,500 principal amount of the Convertible Note reflects the $2,500,000 purchase price, an original issue discount of $251,500, and the Issuer’s reimbursement of Tonaquint for $15,000 in transaction expenses.

The Convertible Note matures after four years and bears interest at a rate of 5.5% per year.  If an event of default were to occur, interest would accrue at a default rate of 12% per year.

Tonaquint may convert all or part of the Convertible Note into shares of the Issuer’s common stock in an initial tranche of $566,500 and ten additional tranches of $220,000 each.  Tonaquint may convert each additional tranche upon its payment of the corresponding Secured Buyer Note.

The conversion price for the Convertible Note is 70% of the average of the three lowest volume-weighted average prices (“VWAPs”) of the Issuer’s common stock during the ten trading days immediately preceding the conversion date.

Tonaquint is subject to a contractual 9.99% cap on the amount of outstanding shares of the Issuer’s common stock that it may own.

In addition, at any time until January 31, 2014, Tonaquint may exercise its Warrant to purchase shares of the Issuer’s common stock in an amount equal to $500,000 divided by 70% of the average of the three lowest VWAPs of the Issuer’s common stock during the ten trading days immediately preceding the exercise date, subject to the 9.99% cap on Tonaquint’s ownership of the Issuer’s common stock.  The exercise price for the Warrant is $0.50 per share.

The number of shares of the Issuer’s common stock beneficially owned by Tonaquint is 13,957,591, which is 9.99% of the 139,715,629 shares of the Issuer’s common stock which would be outstanding after such exercise, based on the 125,808,036 shares of the Issuer’s common stock outstanding prior to such exercise, according to the Issuer’s representation and warranty in Section 4(c)(i) of the Note and Warrant Purchase Agreement dated February 15, 2011, between Tonaquint and the Issuer, which is Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 18, 2011.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8:	Identification and Classification of Members of the Group.

N/A

ITEM 9:	Notice of Dissolution of Group.

N/A

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2011	TONAQUINT, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 16, 2011	UTAH RESOURCES INTERNATIONAL, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 16, 2011	INTER-MOUNTAIN CAPITAL I, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 16, 2011	JFV HOLDINGS, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 16, 2011	JOHN M. FIFE /s/ John M Fife

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Silver Dragon Resources Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date(s) written below.

Dated: December 16, 2011	TONAQUINT, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 16, 2011	UTAH RESOURCES INTERNATIONAL, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 16, 2011	INTER-MOUNTAIN CAPITAL I, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 16, 2011	JFV HOLDINGS, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: December 16, 2011	JOHN M. FIFE /s/ John M Fife